Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net loss attributable to common stockholders	$(2,403,925)	$(1,471,586)	$(4,607,290)	$(7,537,266)
Net (loss) income per common share*	$(0.01)	$(0.01)	$(0.03)	$(0.05)
Weighted average shares outstanding	160,898,206	160,302,355	160,850,846	156,764,532

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.